UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alpha and Omega Semiconductor Limited

File No. 1-34717- CF#25707

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     Alpha and Omega Semiconductor Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on September 2, 2010.

     Based on representations by Alpha and Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

        Exhibit 4.18   through July 27, 2011
        Exhibit 4.20   through July 27, 2015

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Daniel Morris
        Special Counsel